Exhibit 99.1

NEWS RELEASE

IGT COMPLETES SALE OF DOUBLE DOWN INTERACTIVE LLC TO DOUBLEU GAMES

LONDON, U.K. – June 1, 2017 – International Game Technology PLC (“IGT”) (NYSE:IGT) today announced that it has completed the previously announced sale of its social casino subsidiary, Double Down Interactive LLC, to an affiliate of DoubleU Games Co., Ltd. for a cash purchase price of $825 million. IGT expects to use the proceeds from the transaction primarily to reduce debt.

“Today, we are also entering into a long-term game development and distribution agreement with DoubleU Games for social casino content,” said Marco Sala, CEO of IGT. “This is an important development in supporting our strategy of leveraging our substantial content catalogue across multiple distribution platforms. Through this partnership with DoubleU, we will continue participating in the social casino market, as we will be collecting ongoing royalties on our casino game content.”

The Raine Group and Credit Suisse International are acting as financial advisors to IGT, and Wachtell, Lipton, Rosen & Katz and Cooley LLP are providing legal counsel. Deutsche Bank is acting as financial advisor to DoubleU Games, and Kim & Chang and Morgan Lewis & Bockius LLP are providing legal counsel.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

About DoubleU Games

DoubleU Games (KRX:192080) is one of the leading social casino gaming publishers based in Seoul, Korea. Founded in 2012, DoubleU Games is the only Asia-based social casino game operator among global top-tier players. For more information, please refer to www.doubleugames.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the long term strategic relationship between International Game Technology PLC and DoubleU Games will not generate the royalties and other anticipated benefits on the timeline anticipated or at all as well as other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published earnings per share of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452; outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries